Exhibit 99.1

News Release

Brookfield Asset Management to Acquire Hydroelectric Facility in Brazil
Generating capacity to increase by over 50%

Torontoand Rio de Janeiro, December 21,2007 – Brookfield Asset Management Inc. (NYSE/TSX:BAM) announced today that it has agreed to acquire 99.22% of the common shares and 100% of the Series C preferred shares in Itiquira Energética S.A., from NRG Energy Inc. for US$288 million. The purchase is being made through Brookfield’s wholly-owned subsidiary Brookfield Power.

Itiquira Energética owns a 156 MW hydroelectric generating facility in Brazil.  Located on the Itiquira River in Mato Grosso State, this facility significantly increases Brookfield’s renewable energy footprint in Brazil -from 295 MW to 451 MW.  All the power produced by the facility is sold under a long-term contract expiring in 2014.

“The addition of the Itiquira facility to our renewable power portfolio is truly a noteworthy event for our operations in Brazil,” commented Richard Legault, Managing Partner of Brookfield Asset Management and Co-CEO of Brookfield Power.  “In addition to building on our 100-plus years of successfully owning and operating hydroelectric facilities in Brazil, the Itiquira facility also expands our operating presence in Mato Grosso State, where we will own and operate three hydroelectric facilities with a generating capacity of almost 200 MW.”

With the Itiquira facility, Brookfield’s power operations in Brazil will have an operating portfolio of 28 hydroelectric generating stations, mainly in the South, Southeast and Midwest regions of the country. The company has another six hydroelectric facilities under construction totaling almost 150 MW and a pipeline of hydroelectric development opportunities of over 700 MW.

The transaction completion is subject to receipt of regulatory approval and other customary closing conditions and is expected to close in the first quarter of 2008.

A Fact Sheet is available in the News section of the Brookfield Asset Management website (www.brookfield.com) or by clicking on (http://www.brookfield.com/newsroom/pressreleases/r2007/r2007-12-21.asp).

About Brookfield

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$90 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (See www.brookfield.com for more details). Brookfield Power comprises the power generating and marketing operations of Brookfield Asset Management Inc. Brookfield Power has developed and successfully operated hydroelectric power facilities for over 100 years. Principally located in northeastern North America and South America, its portfolio comprises almost 3,900 megawatts of capacity and includes 157 hydroelectric power generating stations on 60 river systems, 1 wind farm and 2 thermal plants.  (See www.brookfieldpower.com for more details).

Contact	Denis Couture SVP, Investor Relations, Corporate and International Affairs Tel: (1) 416-956-5189 dcouture@brookfield.com www.brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “expected,”  “will” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Although Brookfield Asset Management believes that the prospects for the Company following the acquisition of the Itiquira generating facility properties from NRG Energy Inc. and the prospects for Brazil generally are based upon reasonable assumptions and expectations, the reader should not place undue reliance on these or other forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic, political and financial conditions in Brazil; the behaviour of financial markets, including availability of debt financing in Brazil; the ability of the Company to effectively integrate the acquisition into existing operations and the ability to attain expected benefits; and the ability to successfully complete development projects and manage related costs.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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